SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at February 10, 2004

ROCKWELL VENTURES INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 10, 2004

* Print the name and title of the signing officer under his signature.

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ROCKWELL VENTURES INC.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.rockwellventures.com

ROCKWELL CLOSES DEAL WITH GMD ON ROYCE DIAMOND CLAIMS
AND COMPLETES $3.0 MILLION FINANCING

February 10, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Rockwell Ventures Inc. (TSX-V: RCW; OTC-BB: RCKVF) is pleased to announce that the Company has received TSX Venture approval for its option agreement with GMD Resources Ltd. ("GMD") to acquire up to a 60% interest in the Royce Diamond Claims. The Royce Claims are located in the Slave Geological Province, 110 kilometres north-northwest of Yellowknife, Northwest Territories, and about 130 kilometres southwest of two of the world's newest large-scale diamond operations - BHP's Ekati mine and Rio Tinto/Aber's Diavik mine.

Rockwell can earn its interest in the Royce Claims through staged payments of cash, private placements into GMD, and project expenditures totaling $10 million within five years. Pursuant to the agreement, Rockwell has made an initial cash payment of $50,000, plus a private placement into GMD of 500,000 units at a price of $0.10 per unit.

The Royce Claims host one of the most focused diamond exploration targets in Canada's premier diamond province. Two principal diamond indicator mineral trains have been identified by prior exploration on the property; the Wheeler Lake and Bessonette trains are defined by G-10 garnets, ilmenites and chromites that are chemically compatible with the diamond stability field. The heads of these trains have not been drill tested for their compelling diamond potential. The Royce targets are further defined by airborne geophysical results. Rockwell plans to initiate detailed ground geophysics in February 2004 to refine specific drill targets for testing.

The Company has also successfully completed a financing of 37.5 million Units of its capital for gross proceeds of $3.0 million. Each Unit is comprised of one common share and one warrant entitling the investor to purchase an additional common share of the Company for one year. The common shares in the Units and the shares issuable on exercise of the warrants will be subject to a four month hold period. The financing consists of $1.36 million in flow-through funds placed with investors in Canada and $1.64 million in non flow-through funds, placed with accredited investors, including about 5% to insiders. Net proceeds of the financing will be used to fund exploration on the Royce Diamond Claims and for general working capital purposes.

For further details on the financing, see Rockwell's October 31, 2003 News Release. For more information on Rockwell and the Royce Diamond Property, please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W.Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission and the Company's home jurisdiction filings that are available at www.sedar.com.